Filed by Cleveland-Cliffs Inc

Commission File No. 1-8944

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.

Commission File No. 1-32423

Alpha Natural Resources Acquisition

Cleveland-Cliffs Rebranding Strategy

Message to Salaried Employees

7/16/2008

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Investor Relations and Corporate Communications will make every effort to keep you informed of important events and progress in the integration process as it unfolds. In the meantime, it is important that we speak to employees with one voice. Please minimize speculation by basing inquiry responses only on the information contained in this document.

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Over the coming days and weeks, you may be contacted by members of the media, financial community or the general public regarding this transaction. Please do not respond, but rather forward any calls you may receive to Steve Baisden, Director of Investor Relations and Corporate Communications, at (216) 694-5280 or srbaisden@cleveland-cliffs.com.

Acquisition Background

•	For the past several years, Cleveland-Cliffs has been actively executing a global expansion and diversification strategy to fuel the growth of our Company.

•	Our interests in Australian and Latin American mining projects, as well as our 2007 acquisition of PinnOak Resources, illustrate the ongoing realization of this strategy.

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The addition of Alpha Natural Resources is a complementary strategic acquisition that supports our corporate vision. They are one of the nation’s largest suppliers and exporters of metallurgical coal, with 57 mines and 11 coal processing plants across four states, which will further expand the production capacity and geographical range of our Coal businesses, including North American Coal and the Sonoma Project in Australia.

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Acquiring Alpha Natural Resources will also further diversify Cleveland-Cliffs’ product portfolio. They are a leading supplier of thermal coal, which is primarily used for generation of electricity by utility companies.

•	Our combined companies will have an annual production capacity in excess of 30 million tons of iron ore and 20 tons of metallurgical coal. We will also produce nearly 13 million tons of thermal coal.

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Alpha Natural Resources is also an ideal match for Cleveland-Cliffs in regards to our shared core values with regard to protecting the occupational health and welfare of each employee by designing and implementing best-in-class safety standards and practices in the workplace.

•	Cleveland-Cliffs and Alpha also share a philosophy recognizing that the processing of the earth’s mineral resources must be accomplished in a socially responsible manner.

Rebranding Background

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Since the combination of Cleveland-Cliffs and Alpha Natural Resources will significantly expand our size and scale, creating one of the largest mining companies in North America, doing business under a new name and brand identity will better reflect our diversified and global position.

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The new corporate name, “Cliffs Natural Resources” positions us well as a major supplier to the global steelmaking industry, and also provides us a logical brand platform for further geographical and product diversification as we continue to grow.

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Many suppliers, customers and media outlets commonly refer to our company as “Cliffs.” Several of our current subsidiaries are branded simply as “Cliffs”, so we believe the “Cliffs Natural Resources” rebranding will minimize confusion among our partners, as well as retain the considerable brand equity we’ve accumulated over our long history.

•	We have deep historical and emotional ties to Cleveland, and are eager to continue our close association with the city; it will remain the site of our World Headquarters as we continue to grow.

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We will be rolling out a new corporate branding identity as part of the acquisition process, complete with new looks for our logo, business cards, websites, and other corporate collateral. This rebranding is currently in development, and is expected to be rolled out in the last quarter of the year; we will keep you informed of important developments as they occur. For now, we remain under the “Cleveland-Cliffs” name and identity, and you should continue to identify yourself as an employee of Cleveland-Cliffs.

Organizational Changes

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The acquisition is not expected to close until the end of 2008. For now, we remain two separate companies, and you should conduct business under our usual “Cleveland-Cliffs” identity until Investor Relations and Corporate Communications provides additional instruction.

•	The Global Headquarters of Cliffs Natural Resources will continue to reside in Cleveland.

•	Following the close of the transaction, Cleveland-Cliffs’ board of directors will be expanded by two seats to be filled by two current Alpha Natural Resources directors.

•	Joe Carrabba will serve as Chairman and CEO of the combined company, and Michael Quillen, Alpha’s Chairman and CEO, will serve as a non-executive Vice Chairman.

•	Laurie Brlas, Cleveland-Cliffs’ executive vice president and CFO, will remain CFO of the combined company.

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Don Gallagher, president of Cleveland-Cliffs’ North American business unit, will become president of the combined company’s Iron Ore business. Kevin Crutchfield, president of Alpha Natural Resources, will become President of the Coal business.

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Any acquisition brings with it some changes in administrative and operational procedures. While it is reasonable to expect the combination of Cleveland-Cliffs and Alpha may result in the formulation of new corporate policies and procedures, for now you should continue to follow the practices and procedures already in place.

Personnel/Employment Changes

•	This transaction will bring together both companies’ world-class employees, who share a cultural commitment to integrity, safety and the environment.

•	We realize business combinations such as acquisitions can be a source of concern for employees at both companies.

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While there may be some overlap in some of the functional areas of the two companies, this transaction is about growth. We do not expect significant workforce reductions. Over the long term, in fact, we believe that this combination will result in greater opportunities for employees of both companies as we grow and move forward together.

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There have been no specific decisions made at this point in time concerning possible employee relocations. As we work through the closing process, we will provide you with details as decisions are made.

•	There are no current plans to change any Cleveland-Cliffs compensation or benefit plans.

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There will be no interruption in mine production or product quality, and we expect to retain current service levels. Since we are combining two highly complimentary operations, we do not expect our customers will experience any change as a result of the acquisition.

Going Forward

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Although we have entered into a definitive merger agreement with Alpha, the acquisition is still subject to approval by each company’s shareholders, along with the satisfaction of customary closing conditions and regulatory approvals.

•	We expect the transition to close by the end of 2008.

•	Utilizing the lessons learned from the PinnOak acquisition, a complete integration plan will be developed. Those details will be disclosed as they are completed.

•	We will make every effort to keep you up to date on important developments and progress throughout this process.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company’s control; environmental laws, including those directly affecting coal mining production, and those affecting customers’ coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company’s assumptions concerning economically recoverable coal reserve estimates; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each of Cleveland-Cliffs’ and Alpha’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants In Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.